June 23, 2005

Ms. Jill S. Davis
Branch Chief
United States Security and Exchange Commission
Division of Corporate Finance
Mail Stop 04-05
Washington, D.C. 20549-0405

RE:	Eden Bioscience Corporation Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 11, 2005 File No. 0-31499

Dear Ms. Davis:

This letter sets forth the responses of Eden Bioscience Corporation (the “Company”) to the comments of the Securities and Exchange Commission (“Commission”) staff relating to the filings referenced above contained in your letter dated June 10, 2005 (the “Comment Letter”). The Company’s responses are set forth below and are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1.	We note, on page 12 of your filing, your disclosure indicating that in January 2004 you began exchanging, at no cost to distributors, existing Messenger inventory for Messenger STS inventory. Additionally you indicate on page 23 that you conducted “limited” tests on inventory, held by your distributors, for quality deficiencies due to aging deterioration. As a result, you replaced 10,000 ounces held by distributors in 2003. This appears to imply that you have an obligation to guarantee your product beyond delivery to distributors. Please address the following:

a.	Expand your note disclosures and MD&A to clarify your obligation to monitor and replace product and your intent to replace inventory that fails to meet quality standards. Specifically identify when your obligation ends to monitor the quality of or to replace your product.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Company response:
We do not have any obligation to monitor, replace or guarantee our products beyond delivery to distributors. The exchange of Messenger for Messenger STS was unrelated to any product quality or age deterioration problems. The exchange was solely related to the market introduction of an improved formulation. The Messenger exchanged by the distributors was simply reprocessed with STS, an inexpensive ingredient, and either used in the product exchange or sold. As part of testing Messenger in our inventory, we were able to identify approximately 10,000 ounces of Messenger owned by distributors that may not have continued to meet our quality standards and we voluntarily replaced that product in 2003. This is the only product replacement of this nature in our history. Further, because of the continued positive testing results on our inventory, we significantly reduced all retesting activities in 2004. We do not intend to replace any other product currently owned by distributors. Therefore, we do not believe additional disclosure is needed.

b.	Clarify for us whether the 470,000 ounces you provided to distributors, at no cost, as disclosed on page 47, is related to the exchange of Messenger inventories held by distributors for Messenger STS inventory.

Company response:
The 470,000 ounces delivered to distributors at no cost was to reduce the average cost of their existing inventories of Messenger. It was not related to the exchange of Messenger inventories held by distributors for Messenger STS inventory. Based on the consensus reached in EITF 01-9, costs associated with such incentives are recognized as costs of sales in the later of the period in which (a) the associated revenue is recognized or (b) the sales incentive is offered to the customer.

c.	Quantify the sales previously recognized related to inventories exchanged.

Company response:
The Company estimates that Messenger voluntarily exchanged by distributors was sold to the distributors in 2001, 2002 or 2003. We did not and do not have the ability to specifically track Messenger exchanged by distributors to specific sales invoices because we did not require, and the distributors did not provide that information. Further, we do not have enough other information from distributors to determine specifically which Messenger purchases were exchanged.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Based on the information we have, we estimate that the amount of previously recognized sales related to the 324,000 ounces of Messenger inventory exchanged is approximately $1.1 million.

2.	Given the activities relating to the replacement, return and testing of product held by distributors it appears you have significant obligations with respect to inventory you have recorded as sold. Please explain why it is appropriate to recognize revenue given these arrangements. Pleases provide us with the terms of your distributor agreements and explain to us why the timing of your revenue recognition is appropriate.

Company response:
Attached as Exhibit A is the form of our 2004 distributor agreement. The distributor agreement explicitly provides that distributors do not have price protection, inventory protection, or product return rights. These terms are common to all of our agreements with distributors.

We do not have significant obligations with respect to inventory we have recorded as sold. The Company has no obligations and the distributors have no right to exchange Messenger for Messenger STS or return any products that have been recognized as revenue. This is underscored by the significant amount of Messenger inventory that has remained in the distribution channel and the fact that that product has not been returned. Further, the Company does not offer any inventory or price protection.

The Company recognizes sales in the quarter products are delivered when all of the SAB 104 revenue recognition criteria have been met:

  Persuasive evidence of an arrangement existed - distributor agreements, purchase orders and price lists were in place;

  Product was delivered and distributors had no right of return, no inventory protection and no price protection. Our decision to replace old inventory that may have failed to meet quality standards and to ship free product to reduce our distributors average cost were made voluntarily by our management in an effort to increase market acceptance of our products;

  The Company’s price to the distributor was fixed and determinable based upon the distribution agreements and price lists; and

  Collectibility was reasonably assured; the distributors the Company was selling to were large well established companies.

  There were no significant obligations to be performed by the Company and there were no significant contingencies that needed to be resolved.

If any of our sales do not meet all of the revenue recognition criteria, revenue is deferred until the criteria are met.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

The Company determined, after it received registration of Messenger STS from the U.S. Environmental Protection Agency (“EPA”), that the best method of introduction was to offer distributors a one-time opportunity to voluntarily exchange their Messenger inventory for Messenger STS. The exchange of Messenger for Messenger STS was unrelated to any product quality or age deterioration problems. The exchange was solely related to the market introduction of an improved formulation. Most but not all distributors exchanged their Messenger inventory for Messenger STS. The Company had no obligation to offer and distributors had no right to require us to exchange or replace any products owned by distributors.

3.	We have noted that your inventory quantity balance significantly exceeds your annual sales and consists of approximately 2.9 million ounces of Messenger and Messenger STS. We note from your disclosures on page 23 indicating that the shelf life of your product, according to laboratory studies, is stable for two years, although you also indicate that recent retesting indicates a four year life related to 2000 Messenger inventory. Please submit your analysis demonstrating how you have concluded that the value of your inventory is not impaired above that of your current reserve. Include in your analysis the balance of your Messenger and Messenger STS inventories, in ounces and dollars, as of December 31, for all periods presented. Additionally, demonstrate how all of your inventory is a current asset since it appears you may be unable to sell your inventory within a 12 month period.

Company response:
In the laboratory study referred to above, Messenger passed a two year stability test. Messenger manufactured over four years ago continues to meet the Company’s quality standards. Based on the positive results of testing Messenger over the last four years, the Company believes harpin-based products packaged in high-barrier foil packages that eliminate exposure to the outside environment, such as moisture and sun light, will be stable for many years and may remain stable until opened. While product stability is a risk, use of high-barrier foil packages has significantly reduced the risk of product degradation. Since all of our bulk and packaged products are stored in high-barrier foil packages, the Company believes that a reserve is not necessary and that all inventory will be sold well in advance of any product deterioration.

Below is a table showing the balance of Messenger and Messenger STS inventories, in ounces and dollars, as of December 31, 2004 and 2003.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

	December 31,

	2004	2004	2003	2003
	ounces		ounces
Raw materials:
Yeast		$395,321		$525,699
Packaging film, labels, boxes		133,186		251,346
Other raw materials		50,878		78,838

Total raw materials		579,385		855,883

Bulk inventory and work in progress:
Bulk Messenger & Messenger STS	2,230,028	1,468,705	479,326	282,122
Bulk N-Hibit Hopper Box	160,318	152,758	--	--
Bulk N-Hibit CST	258,960	170,396
Bulk ProAct	117,213	114,822	85,894	66,843

Total bulk inventory and work in progress	2,766,519	1,906,681	565,220	348,965

Finished Goods:
Agriculture:
Messenger 9 oz bags		--	117,711	5,713
Messenger 22.5 oz bags		--	890,550	699,460
Messenger STS 32 oz bags	225,728	138,833	53,408	28,720
Messenger 100/300 gram bags	26,447	21,154	16,398	9,141
Messenger 500 gram bags	682,665	612,023	144,429	83,419
Employ		4,671		7,652
25 lb Mighty Plant bags		29,113
Home & garden:
9 gal H&G Clamshells and bags		57,447		19,405
3 gal H&G Clamshells and bags		113,901		--
H&G Mighty Plant Clamshells and bags		21,909		--
8 oz Messenger STS		2,469		--

Total finished goods	934,840	1,001,520	1,222,496	852,970

Total Inventory		$3,487,586		$2,057,818

Inventory is composed of finished and bulk goods held for sale in the ordinary course of business and raw materials that will be consumed in the production process. Classification of inventory as a current asset is based on the assets being held for sale and the Company’s expectation that the products would be sold in the next operating cycle. Historically, the Company has expected sales to be much greater than actually achieved. Prior to the start of 2004, the Company expected to sell a significant amount of products and began manufacturing Messenger and Messenger STS in February 2004 in order to be sure that we would not run out of products. The Company did not meet its revenue expectations in 2004, but the Company believes, based on sales expectation at that time, that all inventories were properly classified as current at December 31, 2003. Again, prior to the start of 2005, the Company expected to sell a significant amount of products and has been manufacturing ProAct since January 2005. The sales forecast prepared by our technical sales representatives total just over 3 million ounces and did not include some potential upside sales. The Company believes, based on sales expectation at that time, that all inventories were properly classified as current at December 31, 2004.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Revenues, page 46.

4.	We note your revenue recognition disclosure indicating that you recognize revenue net of sales allowances. Such allowances include sales and marketing support, product warehousing and delivery, and information exchange. Additionally your revenue recognition policy indicates that distributors do not have product return rights, although your disclosures on page 33 indicate that in February 2003 your received 232,000 ounces of product back from a distributor after your paid $250,000 to settle unpaid accrued sales allowances and an uncollected accounts receivable. Please tell us the period and amount of sales recognized associated with the 232,000 ounces which were returned. Additionally please demonstrate how you have determined that the sales price is fixed or determinable since your sales allowances appear to be variable in nature. In this regard we note your adjustments to your sales allowances on page 46.

Company response:
Settlement with a distributor
The Company’s customers do not have product return rights. This is explicitly stated in the Company’s distributor agreements and price sheets. In February 2003, the Company negotiated with one of its distributors a compromise settlement whereby we paid $250,000 to settle unpaid accrued sales allowances and an uncollected accounts receivable. As part of the settlement agreement and mutual release, we accepted approximately 232,000 ounces of Messenger from the distributor. The gross revenue related to the 232,000 ounces was $1,032,622 and the sales allowance was $413,049 resulting in net revenue of $619,573. This revenue was recognized in March 2001.

This dispute arose when the distributor refused to fully pay for two invoices. The distributor did pay all prior invoices and paid approximately one-third of these two invoices. The distributor had the financial ability to pay the invoices, but unilaterally decided to not pay the remaining amount until the related Messenger had been sold. The Company’s product was not sold under these terms and the Company never agreed to these terms. The Company immediately stopped all sales allowance payments to this distributor. The relationship between the distributor and the Company continued to erode as no payments were made in the remainder of 2001 and no payments were made in 2002. Finally, in February 2003 the settlement described above was reached.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Prior to agreeing to the settlement, the Company determined that the settlement would not cause revenue previously recognized to be restated. The transactions are considered two discrete events – (i) a sale of Messenger to the distributor and (ii) settlement of uncollected invoices and unpaid sales allowance liability. This conclusion was reached based on the following facts:

  At the time of revenue recognition, all recognition requirements were met.
    Persuasive evidence of an arrangement existed - distributor agreement, purchase orders and price lists were in place;

    Product was delivered and distributor had no right of return, no inventory protection and no price protection;

    The Company’s price to the distributor was fixed and determinable based upon the distribution agreements and price lists; and

    Collectibility was reasonably assured because the distributor is a large well established company.
  Further, there were no significant obligations to be performed by the Company and there were no significant contingencies that needed to be resolved.

  The return of inventory does not affect the Company’s revenue recognition policy as it was consideration from the distributor in return for the Company’s forgiveness of debt as part of the settlement of the uncollectible receivable. The settlement of the uncollectible receivable is, in substance, separate from the original sales transactions.

  Both the receivable from the distributor and the sales allowance payable to the distributor were recorded at the time of sale to the distributor and presented net in the income statement and on the balance sheet.

  The netting of the receivable and sales allowance liability has been disclosed to the readers of the financial statements.

  The distributor initially honored the original terms of the contract by paying the Company for its first receipts of Messenger without first requiring the product to be resold.

  The Company had an obligation to pay the distributor for potential sales allowances. This obligation was roughly the same as the outstanding invoices the distributor was required to pay the Company at December 31, 2002.

  Original and unaltered sales terms met revenue recognition criteria.

  Inventory that was held by the distributor was in good condition and was considered by the Company as re-sellable. Management of the Company accepted the product return as part of the overall settlement of the outstanding receivable and sales allowance liability.

  Sell-through conditions were not present in the original sales arrangements as all amounts were payable to the Company upon delivery of Messenger, without condition. The distributor paid approximately one-third long before any Messenger was sold through to growers.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Fixed and determinable price
The gross sales price of the Company’s products is established by price sheets that are communicated to distributors prior to the sale of any product. This gross price is fixed and determinable. In accordance with EITF 01-9 Issue 6, sales allowances are recorded at the maximum amount, which is also the Company’ best estimate, that the distributor can earn under the program that is in place at the time of sale.

5.	We note your disclosure indicating that you provide an allowance for warranty claims, however we were unable to locate the disclosure describing the nature and terms of your warranty. Please address each of the following:

  Describe the terms of your product warranty and whether it is the same for all customers.

  Demonstrate how you have concluded that your warranty costs are reliably estimated.

  To the extent you are obligated to guarantee the quality of your product, demonstrate how you have appropriately recognized sales.

Refer to SAB Topic 13.A.3.

Company response: A copy of our standard product warranty is set out in Exhibit B. The product warranty is the same for all customers. We will expand the warranty disclosures in future filings.

Potential warranty liabilities are created under our product labels and our Retail Agreement. While the label warranty is limited and narrow, valid and invalid claims can be filed by many different parties. Given the mode of action and safety profile of our products, the number of claims is expected to be very low and costs of these claims is expected to be a small percentage of sales. The Company’s experience supports a low warranty claims estimate.

In accordance with our labels, we warrant “that at the time of the first sale of this product it conforms to the chemical description on the label and under normal conditions is reasonably fit for the purposes referred to in the Directions for Use, subject to inherent risks referred to above.” Also, in accordance with our Retail Agreement, we warrant “that the goods shall be fit for the use or purpose shown on the label subject to the ‘Conditions of Sale’ paragraph on such label.” We judge “reasonably fit” based on meeting our internal quality assessments, which include testing for the amount of harpin protein concentration and a biological test – plant growth enhancement. We are obligated to guarantee the quality of our products at the time of delivery to our customers and if results from the tests do not meet our quality standards, we would not ship the product to distributors.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

As requested, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact Brad Powell at (425) 984-2120 if you have questions regarding our responses to your comments on the financial statements and related matters.

Sincerely,

/s/ Rhett Atkins	/s/ Bradley S. Powell
Rhett Atkins Chief Executive Officer	Bradley S. Powell Chief Financial Officer

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Exhibit A

Form of Distribution Agreement

This Eden Bioscience® Retail Agreement ("Agreement") is made and entered into as of this ___ day of ________, 2004, by and between Eden Bioscience Corporation, a Washington corporation with a principal business address of 3830 Monte Villa Parkway, Suite 100, Bothell, Washington 98021-7266 ("Eden"), and «Organization», a _________________ corporation with the principal business address of _____________________________________________________________ ("Retailer").

1.	Definitions. Unless otherwise defined herein, the following terms shall have the following meanings:

a)	"Product(s)" shall mean Eden goods to be distributed by Retailer, as specified in Addendum A attached hereto.

b)	“Term” shall mean the term of this agreement, as defined in Section 10 of this Agreement.

c)	"Territory" shall mean the geographic region as stated in Addendum B attached hereto.

2.	Appointment. Subject to the terms contained herein, Eden hereby appoints Retailer as a non-exclusive Retailer, and Retailer accepts such appointment, for the Products in the Territory for the Term. During the Term of this Agreement, Eden reserves the right, in its sole discretion, to appoint additional Retailers for the Products in the Territory. Except as specified herein, neither party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other party, whether express or implied, or to bind the other party in any respect whatsoever.

3.	Purchase and Sale of Products.

a)	All sales of Products by Eden to Retailer shall be subject to and governed by the terms and conditions of this Agreement. The terms and conditions of this Agreement shall supersede the terms and conditions of any purchase order, acknowledgment or similar document at any time submitted by Retailer. In case of any conflict, the provisions of this Agreement shall control.

b)	Subject to the terms of this Agreement, all sales of Products by Eden to Retailer shall be at Eden's then-current published Retailer price. The published purchase prices do not include sales, use, or other applicable taxes, or governmental charges. Unless expressly stated to the contrary, Retailer shall pay all such taxes and charges.

c)	Terms of payment shall be established at the sole discretion of Eden. Standard payment terms are net-60 days. Any payments due Eden by Retailer under this Agreement which are past due shall be charged interest at a rate of 1.5% per month.

d)	Retailer understands and acknowledges that there are no price protection, inventory protection or Product return rights granted by Eden pursuant to this Agreement.

4.	Shipping. Shipping terms shall be FOB Retailer's selected destination, provided that such order must call for at least the minimum quantity specified in the applicable price sheet. Eden may assist in the selection of the transportation mode and carrier routing. If Retailer requires a special transportation mode and/or carrier routing other than that selected by Eden, Retailer shall pay any and all additional costs incurred. Eden will assist in filing claims for loss or damage, if the Retailer supplies proof of loss or damage.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Eden reserves the right to make shipments in installments. Retailer's orders will be supplied subject to availability of Product and, in the event of Product shortage for any reason, Eden shall have the right to restrict or allocate its supply of Products as it deems desirable. Retailer shall notify Eden immediately of any apparent damage to Products received.

5.	Retailer’s Responsibilities. Retailer shall use its commercially reasonable efforts to actively promote sales of the Products in the Territory. In furtherance thereof, Retailer shall:

a)	Establish and maintain a competent and experienced sales force and distribution system to provide continuous dealer and customer service for the Products;

b)	Carry an adequate inventory of the Products to service sales on an effective and continuous basis;

c)	Actively cooperate with Eden in a fair implementation of applicable sales programs, advertising programs or other promotional programs sponsored by Eden;

d)	Recognize the importance of the responsible handling of the Products and shall not handle or market Products in a manner that could endanger the health or safety of human beings, animal or plant life, or damage the environment;

e)	Pay it’s account to Eden when due and otherwise comply with terms and conditions specified in this Agreement;

f)	Promptly investigate and report to EDEN all customer complaints concerning the use and application of Products and cooperate with EDEN (including its insurer, attorneys, agents and employees) in the appropriate handling of such complaints; and

g)	Provide a detailed Product inventory to Eden at the end of each month.

6.	Marks. Eden expressly reserves all of its right, title and interest in and to its intellectual property rights including, but not limited to, its trademarks, trade names, patents, copyrights, proprietary rights or trade secrets. Retailer shall not modify, alter, remove, deface or obscure any notice of trademark, trade name, patent, copyright, proprietary right or trade secret on a Product and will not add to a Product any other additional trademark or trade name. Retailer acknowledges and agrees that this Agreement is not a license to use any of Eden's trademarks or other intellectual property.

7.	Warranty and Limitations. Eden warrants:

a)	That the goods shipped hereunder shall conform to the chemical description on the label and such label conforms to the EPA registered label therefore;

b)	That good title, free from any lawful encumbrance, shall be transferred by Eden to Retailer for goods sold to Retailer by Eden hereunder;

c)	That the goods sold by Eden to Retailer will not infringe any United States patent; and

d)	That the goods shall be fit for the use or purpose shown on the label subject to the "Conditions of Sale" paragraph on such label.

EDEN MAKES NO REPRESENTATION OR WARRANTY WITH REGARD TO ANY PRODUCT OR OTHER ITEM FURNISHED UNDER THIS AGREEMENT EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 7. EXCEPT AS SPECIFICALLY PROVIDED HEREIN, EDEN DISCLAIMS AND RETAILER WAIVES AND RELEASES ALL RIGHTS AND REMEDIES OF RETAILER WITH RESPECT TO ALL WARRANTIES AND OBLIGATIONS OF EDEN, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE, WITH RESPECT TO ANY PRODUCTS OR OTHER ITEMS DELIVERED BY OR ON BEHALF OF EDEN UNDER THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IMPLIED WARRANTY ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR USAGE OF TRADE, AND ANY CLAIM OF INFRINGEMENT. EXCEPT FOR LIABILITIES ARISING FROM SECTION 8 ("INDEMNIFICATION"), A BREACH OF SECTION 11 ("NONDISCLOSURE"), OR A PARTY'S WANTON, FRAUDULENT AND WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

8.	Indemnification.

a)	Eden will indemnify Retailer against all claims for property damage or personal injury suffered by any third person caused by Products supplied to Retailer hereunder, except to the extent such claim is based on any one of the following:

i.	The negligence of Retailer;

ii.	The Retailer's warranty, which terms differ from the warranty of Eden;

iii.	A physical or chemical change in the products made by the Retailer;

iv.	A repacking of the products by Retailer unless unpacked with the prior consent of Eden and solely for the purpose of inspection or testing and then repacked in the original container; or

v.	A relabeling of the products by Retailer.

b)	Retailer will indemnify and hold Eden harmless from and against all such claims caused by (i) through (v) above, and shall promptly notify Eden of any such claim.

9.	Product Changes. Eden may at any time make changes in, or discontinue the manufacture or sale of, the Products. Eden shall notify Retailer of any discontinuance or significant change in the Products.

10.	Term and Termination.

a)	This Agreement shall expire on December 31, 2004.

b)	Eden may terminate this Agreement by giving thirty (30) days written notice to Retailer if, in Eden’s sole judgment, Retailer has not adequately performed its responsibilities under this Agreement.

c)	Retailer may terminate this Agreement by giving thirty (30) days written notice to Eden.

d)	Eden may terminate this Agreement upon a change in ownership, control or location of Retailer, effective thirty (30) days after Eden's providing written notice of such termination.

e)	Upon the expiration or earlier termination of this Agreement for any reason, Retailer shall immediately discontinue the permitted use of Eden's trademarks and shall remove all advertising relating to the Products. Further, upon termination or expiration of this Agreement for any reason, Retailer shall return to Eden, or destroy, any confidential information, documentation and proprietary materials of Eden in its possession and, if destroyed, so certify such destruction in writing to Eden. Upon the expiration or earlier termination of this Agreement for any reason, Eden shall have the option of repurchasing the Products at the price originally billed to Retailer, with deductions for monies due or to become due to Eden under this Agreement. With respect to any Products not so repurchased by Eden, Retailer shall have the right to dispose of such Products in the regular course of its business.

11.	Nondisclosure. Both during and after the Term of this Agreement, without the express written consent of the other party, neither party shall disclose or allow the disclosure to any third party, or use other than in the performance of a party’s obligations under this Agreement, any confidential, proprietary, or trade secret information of the other, including, but not limited to, the terms of this Agreement, the party’s technology, know-how, design secrets, trade secrets, sales and marketing strategies, data and information, research, new Product plans, customer list, supplier list, financial information, product development, and cost or pricing information. Each party shall hold such information of the other party in the strictest confidence. Each party understands and acknowledges that a breach of the provisions of this Section 11 by it may cause the other party irreparable damage for which recovery of monetary damages would be inadequate and that either party may seek injunctive relief or other equitable relief to protect its confidential, proprietary or trade secret information and its intellectual property rights.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

12.	Assignability. Retailer shall have no right to assign or transfer, either voluntarily or by operation of law, any of its rights or obligations under this Agreement without Eden's prior written consent, which consent may be withheld in Eden's sole discretion. Any attempted assignment in violation of this Section 12 shall be void.

13.	Compliance with Laws. Retailer shall at all times comply with all applicable laws and regulations and shall indemnify and save Eden harmless from Retailer's failure to so comply. Retailer agrees that Eden shall not have to perform any obligations set forth in this Agreement if such performance would violate any present or future law, regulation or policy of any applicable government.

14.	Force Majeure. Neither party will be liable for any loss, claim or damages, or be considered to be in breach of or default under this Agreement, on account of any delay or failure to perform as required by this Agreement (other than for payment) as a result of any cause or condition beyond such party's reasonable control.

15.	Governing Law; Forum Selection. This Agreement shall be interpreted under, governed by and construed in accordance with the laws of the State of Washington, without regard to its conflict of laws provisions. Retailer shall not make any claim or institute any litigation against Eden in connection with this Agreement other than in the courts of the State of Washington, King County, or the United States District Court for the Western District of Washington. Retailer hereby irrevocably consents and submits to the jurisdiction of the courts of the State of Washington, King County, and the United States District Court for the Western District of Washington.

16.	Non-Waiver. The failure by Eden at any time to enforce any of the terms, provisions or conditions of this Agreement shall not constitute or be construed as a waiver of the same and any single or partial exercise by Eden of any right under this Agreement shall not preclude any further or other exercise of the same right or the exercise of any other right.

17.	Entire Agreement. This Agreement, including any attachments hereto, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels all prior and contemporaneous agreements, claims, representations and understandings of the parties in connection with the subject matter hereof. This Agreement may not be modified or amended except by written agreement signed on behalf of Eden and Retailer by their respective duly authorized representatives.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

18.	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but such counterparts together shall constitute one and the same instrument.

19.	Notices. Each notice or other communication required or permitted to be delivered to either party hereunder shall be in writing and shall be delivered in person, by telecopy, telex or equivalent form of written telecommunication, or sent by registered or certified mail, postage prepaid, return receipt requested, to the intended recipient at the address first above stated or to such other party and/or address as the intended recipient shall have specified in a written notice given to the other party hereto.

ACCEPTED
Eden Bioscience Corporation

Retailer

Business Manager

Street Address

	City	State	Zip

Rhett Atkins, President	Signature

Title

ADDENDUM A
PRODUCTS

Eden hereby appoints Retailer for the following Products:

Messenger® (during transition period to Messenger STS®)
Messenger STS®
Employ®

ADDENDUM B
TERRITORY

Retailer understands and agrees that his or her area of responsibility includes the following areas:«Geography»

** Other areas may be added later.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
June 23, 2005

Exhibit B

Per Messenger Label

4.0 NOTICES TO USER

Conditions of Sale and Exclusive Warranty: The Directions for Use of this product reflect the opinion of experts based on field use and tests. The directions are believed to be reliable and should be followed carefully. However, it is impossible to eliminate all risks inherently associated with use of this product. Crop injury, ineffectiveness of the product, or other unintended consequences may result because of such factors as horticultural practices, use with other products (unless otherwise expressly provided in the Direction for Use of this product), presence of other materials, the manner of use or application, and various environmental conditions, including but not limited to weather conditions and moisture conditions. All of the aforementioned risks are beyond the control of EDEN Bioscience Corporation and all such risks shall be assumed by the Buyer.

Exclusive Warranties: EDEN Bioscience Corporation warrants that at the time of the first sale of this product it conforms to the chemical description on the label and under normal conditions is reasonably fit for the purposes referred to in the Directions for Use, subject to inherent risks referred to above. If this product does not perform as warranted above, customer’s sole remedy for breach of that warranty shall be replacement of the product or refund of the purchase price paid, at the option of EDEN Bioscience Corporation. TO THE FULL EXTENT ALLOWED BY LAW, THE FOREGOING WARRANTIES AND REMEDIES ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, TERMS, OR CONDITIONS, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, STATUTORY OR OTHERWISE, INCLUDING BUT NOT LIMITED TO WARRANTIES, TERMS, OR CONDITIONS OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND SATISFACTORY QUALITY.

Limitation of Liability: To the full extent allowed by law, EDEN Bioscience Corporation excludes for itself and its suppliers any liability, whether based in contract or tort (including negligence), for incidental, consequential, indirect, special, or punitive damages of any kind, or for loss of revenue or profits, loss of business, or crop injury arising out of or in connection with the sale, use, injury, performance, or failure of this product, even if EDEN Bioscience Corporation or its authorized reseller has been advised of the possibility of such damages, and limits its liability to replacement of the product, or a refund of the purchase price paid, at the option of EDEN Bioscience Corporation. This disclaimer of liability for damages will not be affected if any remedy provided herein fails of its essential purpose.

Assumption of Risk: Buyer and Users of this product assume the risk of any use contrary to the Directions for Use, and/or all of the risks inherent in the use of this product as set forth above. EDEN Bioscience Corporation offers this product, and the Buyer and User accept it, subject to the foregoing Conditions of Sale and Exclusive Warranty, which may be varied only by agreement in writing signed by a duly authorized representative of EDEN Bioscience Corporation.

Prompt Notice of Claim: EDEN Bioscience Corporation must have prompt notice as soon as Buyer or User has reason to believe they may have a claim (not to exceed twenty-one days from date of application) so that an inspection of the affected property and growing crops may be made. Unless Buyer and Users shall promptly notify EDEN of any claims, they shall be barred from obtaining any remedy.

Tank Mixes: Tank mixing or use of this product with any other product which is not specifically and expressly authorized by the label shall be the exclusive risk of User, Applicator, and/or Application Advisor. Read and follow the entire label of each product to be used in a tank mix with this product.